Exhibit 99.1
Castor Maritime Inc. Reports Financial Results for the Three Months and Year Ended December 31, 2019
Limassol, Cyprus, March 4, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today announced its results for the three months and year ended December 31, 2019.

Earnings Highlights of the Three Months Ended December 31, 2019:
◾	Revenues, net: $2.8 million for the three months ended December 31, 2019, as compared to $1.1 million for the three months ended December 31, 2018, respectively;
◾	Net income: $0.5 million for the three months ended December 31, 2019, as compared to $0.3 million for the three months ended December 31, 2018, respectively;
◾	Earnings/(loss) per share: $0.20 earnings per share for the three months ended December 31, 2019, as compared to a loss per share of $0.30 for the three months ended December 31, 2018, respectively;
◾	EBITDA: $1.1 million for the three months ended December 31, 2019, as compared to $0.4 million for the three months ended December 31, 2018, respectively; and
◾	Fleet time charter equivalent of $10,789 per day.

Earnings Highlights of the Year Ended December 31, 2019:
◾	Revenues, net: $6.0 million for the year ended December 31, 2019, as compared to $4.4 million for the year ended December 31, 2018, respectively;
◾	Net income: $1.1 million for the year ended December 31, 2019, as compared to $1.5 million for the year ended December 31, 2018, respectively;
◾	Earnings/(loss) per share: earnings per share of $0.31 for the year ended December 31, 2019, as compared to loss per share of $0.32 for the year ended December 31, 2018, respectively;
◾	EBITDA: $2.2 million for the years ended December 31, 2019 and 2018, respectively; and
◾	Fleet time charter equivalent of $10,471 per day.

Recent Business / Financial Highlights:
◾	Concluded a $4.5 Million Senior Secured Term Loan Facility in January 2020.
◾	Issued and sold in a private placement an aggregate principal amount of $5.0 million of Convertible Debentures in February 2020.

Earnings Commentary:
Fourth Quarter ended December 31, 2019 and 2018 Results
Time charter revenues, net of charterers’ commissions, for the three months ended December 31, 2019, increased to $2.8 million from $1.1 million in the same period of 2018, or a 154.5% increase. This increase reflects the addition of both the Magic Sun and the Magic Moon to our fleet on September 5, 2019 and October 20, 2019, respectively. These additions correspondingly increased our Available Days from 92 in 2018 to 249 in 2019, thus generating additional revenues in the latter period. The daily time charter equivalent (“TCE”) of our fleet for the fourth quarter of 2019 stood at $10,789, as compared to a daily TCE of $11,864 earned during the same period ended December 31, 2018, or a 9.1% decrease, reflecting primarily the lower net revenues earned by the Magic Moon in the period as it underwent a repositioning and a ballast voyage period prior to entering its maiden voyage with the Company. Daily vessel operating expenses for the period increased by $518, or 11.0%, to $5,220 from $4,702 in the respective period of 2018, with the increase predominantly driven by (i) the pre-operating expenses incurred by the Magic Moon following its delivery to the Company and (ii) increased spares and repair costs for the Magic P. Daily company administration expenses were $651 in the quarter ended December 31, 2019, compared to $250 in the corresponding period of 2018, with the daily increase of $401, or 160.4%, stemming from additional fees and costs incurred as a result of the continued reporting obligations we incurred as an SEC-registered company and the preparation of a transition report filed with the SEC as a result of the change of our fiscal year from September 30 to December 31, as well as the requirements related to being a publicly listed company on the NASDAQ Stock Market since February 11, 2019. We incurred no public registration costs in the fourth quarter of 2019, whereas, during the same period of 2018, we incurred similar costs amounting to $161,116. Public registration costs relate to the non-recurring administrative costs we incurred in connection with registration and listing of our common shares on the Norwegian OTC market on December 21, 2018, and the listing of our common shares on the NASDAQ Stock Market on February 11, 2019. During the fourth quarter of 2019, we incurred interest costs in connection with our outstanding indebtedness amounting to $186,752, whereas, we had no outstanding indebtedness in the corresponding period of 2018. EBITDA for the three months ended December 31, 2019, was $1.1 million compared to $0.4 million in the same period of 2018, with the increase mainly attributable to the above discussed period-to-period increase in the Company’s operating revenues.
Year ended December 31, 2019 and 2018 Results
Time charter revenues, net of charterers’ commissions, for the year ended December 31, 2019, increased to $6.0 million from $4.4 million in the same period of 2018, or by 36.4%. This increase was exclusively driven, as outlined above, by the addition of the Magic Sun and the Magic Moon to our fleet in the third and fourth quarters of 2019, respectively, partly counterbalanced by the weaker charter hire rates achieved in the current year for the Magic P compared to last year. The daily TCE of our fleet for the year ended December 31, 2019 was $10,471, lower than the $11,991 earned during the same period ended December 31, 2018, mainly as a result of (i) the weaker charter market rates achieved in the current period for the Magic P, (ii) the lower net daily revenues earned by the Magic Moon, as discussed above, and (iii) the gain from bunkers in the year ended December 31, 2018, arising from cases where the bunker fuel sold under a new charter exceeded the cost of the bunker fuel acquired. Daily vessel operating expenses increased from $4,270 in the year ended December 31, 2018, to $5,041 in the year ended December 31, 2019, or by 18.1%. This increase was largely associated with (i) crew pre-joining as well as initial repair and maintenance costs following the delivery to our fleet of the Magic Sun and the Magic Moon, and (ii) increased spares and repair costs for the Magic P. Daily company administration expenses for each of the years ended December 31, 2019 and 2018 were $681 and $264, respectively. The $417 increase in daily administration expenses is predominantly attributed to the additional fees and expenses we incurred in the year ended December 31, 2019, as a result of being a public company since February 11, 2019. During the year ended December 31, 2019, we incurred $132,091 in public registration costs, as compared to $395,522 in the same period of 2018. On February 11, 2019, we became a publicly listed company and, since that date, we did not incur nor do we expect to incur costs of similar nature. The increase by $199,688 in net interest and finance costs in the year ended December 31, 2019, as compared with the previous year, is the result of our having entered into certain secured and unsecured debt commitments in the third and fourth quarter of 2019 in order to finance the acquisitions of the Magic Sun and the Magic Moon discussed above, whereas, no debt commitments had been entered into by the Company as of December 31, 2018. EBITDA for both years ended December 31, 2019 and 2018 was $2.2 million and was primarily driven by these fluctuations.

Liquidity / Financing/ Cash Flow Coverage Commentary:
As of December 31, 2019, total cash amounted to $5.1 million, which includes $0.5 million of restricted cash required under our $11.0 million secured term loan financing with Alpha Bank S.A. that was concluded on November 22, 2019.
As of December 31, 2019, our total debt (including related party debt, gross of unamortized deferred loan fees) was $16.0 million, of which $1.6 million is repayable within one year, as compared to no debt having been incurred as of December 31, 2018.
During the three months ended December 31, 2019, we generated net cash from operating activities of $1.3 million as compared to $0.1 million in the corresponding period of 2018, which represents an increase of $1.2 million, or 1200%. This increase is largely associated with the additional revenues we earned in the three months ended December 31, 2019, following the acquisition of the Magic Sun and the Magic Moon, as discussed above, coupled with the positive effect of variations in working capital. As of December 31, 2019, we reported working capital surplus of $3.2 million (December 31, 2018: $2.4 million).

Recent Business and Financial Developments Commentary:

Closing of $4.5 Million Senior Secured Term Loan Facility
On January 23, 2020, we entered into a $4.5 million secured term loan facility with a financial institution, through one of our wholly-owned subsidiaries (the “Magic Sun Financing”). The loan was drawn down on January 31, 2020, has a tenor of five years from the drawdown date and bears interest at a margin plus LIBOR. We intend to use the net proceeds under the Magic Sun Financing for general corporate purposes which may also include the expansion of our fleet.

Closing of $5.0 Million Senior Unsecured Convertible Debentures
On January 27, 2020, we entered into a securities purchase agreement with an institutional investor (the “Investor”), pursuant to which the Company would sell and the Investor would purchase up to three convertible debentures (individually, a “Convertible Debenture” and collectively, the “Convertible Debentures”) for a maximum aggregate price of $5.0 million. On January 27, 2020, February 10, 2020 and February 19, 2020, we issued and sold to the Investor the three Convertible Debentures in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively. The Convertible Debentures mature twelve months from their issuance dates, bear fixed interest, and are convertible at the Investor’s option, at any time after issuance, into common shares of the Company. The common shares underlying the Convertible Debentures are currently registered on Form F-3 pursuant to a registration rights agreement. We intend to use the net proceeds from this financing transaction for working capital and other general corporate purposes, including the expansion of our fleet.

Management Commentary:
Mr. Petros Panagiotidis, Chief Executive Officer and Chief Financial Officer of Castor commented:
"We are pleased to report a profitable fourth quarter of 2019, closing our first year as a NASDAQ listed company on a positive note. Despite the current market and rate volatility, our strategy of employing our vessels on medium term charters has insulated us from the currently weaker market and has allowed us to remain profitable and cash flow positive.  We are committed to continuing our strategy of prudent growth and are looking forward to taking advantage of attractive market opportunities created from the current market volatility."
Fleet Employment (as of March 4, 2020)
Vessel Name	DWT	Year Built	Country of construction	Daily Gross Charter Rate	Redelivery Date (Earliest/ Latest)		Charterer
Magic P	76,453	2004	Japan	N/A	Vessel on scheduled dry-dock
Magic Sun	75,311	2001	Korea	$12,000	May 2020	September 2020	Oldendorff
Magic Moon	76,602	2005	Japan	$13,000	June 2020	September 2020	United

Financial Results Overview:

	Three Months Ended		Year Ended
(expressed in U.S. dollars)	December 31, 2019 (unaudited)	December 31, 2018 (unaudited)	December 31, 2019 (unaudited)	December 31, 2018 (unaudited)
Time charter revenues	$2,842,149	$1,111,075	$5,967,772	$4,405,310
Net Income	$527,348	$276,442	$1,088,149	$1,505,238
Operating income	$720,795	$268,087	$1,283,263	$1,502,555
EBITDA(1)	$1,064,666	$446,354	$2,175,894	$2,203,188
Earnings/(Loss) per common share (2)	$0.20	$(0.30)	$0.31	$(0.32)

(1)
EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(2)
Earnings/ (Loss) per common share, basic and diluted, is calculated after taking into account the effect of cumulative dividends on the Series A Preferred Shares, as applicable in each period. On October 10, 2019, the Company reached an agreement with the Series A Preferred holders to Amend and Restate the Statement of Designations of its Series A Preferred Shares (the “Agreement”). The Agreement, amongst other amended terms, prescribed that dividends on the Series A Preferred Shares no longer accumulate during the period from July 1, 2019 up to and including December 31, 2021. On the same date, the Company entered into a settlement agreement with the Series A Preferred holders as a result of which, accumulated dividends on the Series A Preferred Shares from their original issue date up to June 30, 2019, in the approximate amount of $4.3 million, were forgiven, in exchange for the Series A Preferred shareholders receiving 300,000 newly issued common shares of the Company. The earnings per share calculations in each of the three months ended and year ended December 31, 2019, are reflective of the aforementioned transactions.

Fleet selected financial and operational data:
Set forth below are selected operational and financial statistical data of our fleet for each of the three months and year ended December 31, 2018 and 2019 that the Company believes are useful in better analysing trends in its results of operations:
	Three Months Ended December 31,		Year Ended December 31,
(expressed in U.S. dollars except for operational data)	2019	2018	2019	2018
Ownership Days (1)	257	92	556	365
Available Days (2)	249	92	545	365
Daily Time Charter Equivalent (TCE)(3)	$10,789	$11,864	$10,471	$11,991
Fleet Utilization (4)	97%	100%	98%	100%
Daily vessel operating expenses (5)	$5,220	$4,702	$5,041	$4,270
Daily company administration expenses (6)	$651	$250	$681	$264

(1)	Ownership days are the total number of calendar days in a period during which we owned our vessel(s).
(2)
Available days are the Ownership days after subtracting off-hire days associated with major repairs, vessel upgrades and dry-dockings or special or intermediate surveys (which do not include ballast voyage days for which compensation has been received) and major unscheduled repair and off-hire days.

(3)
Daily TCE is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(4)
Fleet utilization is calculated by dividing the Available days (which include ballast voyage days for which compensation has been received) during a period by the number of Ownership days during that period.

(5)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership days for such period.
(6)	Daily company administration expenses are calculated by dividing company administration expenses during a period by the number of Ownership days during that period.

APPENDIX A
CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income

(In U.S. dollars except for shares and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
REVENUES
Time charter revenues, net of charterers’ commissions	$2,842,149	$1,111,075	$5,967,772	$4,405,310
EXPENSES
Voyage expenses (including related party commissions)	(155,663)	(19,556)	(261,179)	(28,489)
Vessel operating expenses	(1,341,518)	(432,544)	(2,802,991)	(1,558,527)
General and administrative expenses
- Company administration expenses	(167,229)	(22,954)	(378,777)	(96,353)
- Public registration costs	—	(161,116)	(132,091)	(395,522)
Management fees -related party	(111,940)	(29,440)	(212,300)	(116,800)
Depreciation and amortization	(345,004)	(177,378)	(897,171)	(707,064)
Operating income	$720,795	$268,087	$1,283,263	$1,502,555
Interest and finance costs, net (including related party interest costs)	(192,314)	7,466	(190,574)	9,114
Other income/(expenses)	(1,133)	889	(4,540)	(6,431)
Net income	$527,348	$276,442	$1,088,149	$1,505,238

Earnings/ (Loss) per common share (1) (basic and diluted)	$0.20	$(0.30)	$0.31	$(0.32)
Weighted average number of shares outstanding, basic and diluted:
Common shares	3,265,938	2,400,000	2,662,383	2,400,000
(1)
Earnings/ (Loss) per common share, basic and diluted, is calculated after taking into account the effect of accrued cumulative dividends on the Series A Preferred Shares, as may be applicable in each of the periods presented.

CASTOR MARITIME INC.
Consolidated Condensed Balance Sheets and Cash Flow Data (unaudited)
(Expressed in U.S. Dollars—except for share data)

	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,558,939	$1,887,280
Due from related party	759,386	176,434
Other current assets	902,572	783,703
Total current assets	6,220,897	2,847,417

NON-CURRENT ASSETS:
Vessels, net	23,700,029	6,995,350
Other non-currents assets	500,000	341,070
Total non-current assets, net	24,200,029	7,336,420
Total assets	30,420,926	10,183,837

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:		—
Current portion of long-term debt, net	1,522,895	—
Trade payables	410,592	244,371
Accrued liabilities	556,248	140,734
Deferred Revenue	493,015	47,708
Total current liabilities	2,982,750	432,813

NON-CURRENT LIABILITIES:
Long-term debt, net -including related party	14,234,165	—
Total non-current liabilities	14,234,165	—
Total Liabilities	17,216,915	432,813

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 3,318,112 and 2,400,000 shares, issued and outstanding as at December 31, 2019 and 2018, respectively	3,318	2,400
Series A Preferred Shares- 480,000 shares issued and outstanding as at December 31, 2019 and 2018	480	480
Series B Preferred Shares- 12,000 shares issued and outstanding as at December 31, 2019 and 2018	12	12
Additional paid-in capital	12,763,403	7,612,108
Retained Earnings	436,798	2,136,024
Total shareholders’ equity	13,204,011	9,751,024

Total liabilities and shareholders’ equity	$30,420,926	$10,183,837

CASH FLOW DATA	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Net cash provided by operating activities	$1,290,595	$148,106	$2,311,962	$1,400,610
Net cash used in investing activities	(10,459,411)	—	(17,227,436)	—
Net cash provided by financing activities	$10,708,067	$—	$18,087,133	$—

APPENDIX B
Non-GAAP Financial Information
Daily Time Charter Equivalent (TCE) Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total revenues (either time charter or voyage revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to Time charter revenues, net, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended December 31,		Year Ended December 31,
(In U.S. dollars, except for Available Days)	2019	2018	2019	2018
Time charter revenues, net	$2,842,149	$1,111,075	$5,967,772	$4,405,310
Voyage Expenses (including related party commissions)	(155,663)	(19,556)	(261,179)	(28,489)
Time charter equivalent revenues	$2,686,486	$1,091,519	$5,706,593	$4,376,821
Available Days	249	92	545	365
Time charter equivalent (TCE) rate	$10,789	$11,864	$10,471	$11,991

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income to EBITDA
	Three-Months Ended December 31,		Year Ended December 31,
(In U.S. dollars)	2019	2018	2019	2018

Net Income	$527,348	$276,442	$1,088,149	$1,505,238
Depreciation and amortization	345,004	177,378	897,171	707,064
Interest and finance costs, net (including amortization of deferred financing costs)	192,314	(7,466)	190,574	(9,114)
EBITDA	$1,064,666	$446,354	$2,175,894	$2,203,188

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com